UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gazit-Globe Ltd.

(Name of Issuer)

Ordinary Shares. NIS 1.00 par value

(Title of Class of Securities)

M4793C102

(CUSIP Number)

Eran Ballan Gazit-Globe Ltd 1 Hashalom Road Tel-Aviv, Israel 67892 Tel: (03) 694-8000 Fax: (03) 696-1910

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Chaim Katzman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States and Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 200,949
	8.	Shared Voting Power 92,915,571 (1)
	9.	Sole Dispositive Power 200,949
	10.	Shared Dispositive Power 92,915,571 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,116,520
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.5%
14.	Type of Reporting Person (See Instructions) IN

(1)	Comprised of 92,915,571 ordinary shares held by the Norstar Group (as defined below) of which Mr. Katzman is the controlling shareholder. See also Item 5 below.

CUSIP No. M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Norstar Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 92,915,571
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 92,915,571
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,915,571 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.4%
14.	Type of Reporting Person (See Instructions) CO

(2)	Consists of 20,853,470 shares held directly by Norstar Holdings Inc. See explanatory note in Item 5 regarding breakdown of direct holdings of Norstar Holdings Inc. and those of its wholly-owned subsidiaries.

CUSIP No. M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Norstar Israel Ltd. 98-0627801
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC and BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 72,062,101
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 72,062,101
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,062,101 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.72%
14.	Type of Reporting Person (See Instructions) CO

(3)	Consists of 47,381,933 shares held directly by Norstar Israel Ltd. See explanatory note in Item 5 regarding the breakdown of the holdings of the Norstar Group.

CUSIP No. M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Norstar Israel Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 24,345,507
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 24,345,507
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,345,507 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.77%
14.	Type of Reporting Person (See Instructions) CO

(4)	See explanatory note in Item 5 regarding the breakdown of the holdings of the Norstar Group.

CUSIP No. M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Norstar Underwriting (1994) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 334,661
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 334,661
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 334,661 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) .20%
14.	Type of Reporting Person (See Instructions) CO

(5)	See explanatory note in Item 5 regarding the breakdown of the holdings of the Norstar Group.

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares, NIS 1.00 par value, of Gazit-Globe Ltd. (the “Issuer”).

The address of the Issuer is 1 Hashalom Road, Tel-Aviv, Israel 67892.

Item 2. Identity and Background

(a) This statement is filed by (i) Norstar Holdings Inc., a Panamanian corporation, that is publicly traded on the Tel-Aviv Stock Exchange, its wholly-owned subsidiary (ii) Norstar Israel Ltd., an Israeli corporation, and its wholly-owned subsidiaries (iii) Norstar Israel Holdings Ltd., an Israeli corporation, and (iv) Norstar Underwriting (1994) Ltd., an Israeli corporation (Norstar Holdings Inc., Norstar Israel Ltd., Norstar Israel Holdings Ltd., and Norstar Underwriting (1994) Ltd., collectively, the “Norstar Group”), and by (v) Chaim Katzman, a citizen of the United States and Israel ((i)-(v) collectively, the “Reporting Persons”).

(b) The business address of Norstar Holdings Inc. is C/O Meitar Liquornik Geva & Leshem Brandwein, Law Offices, 16 Abba Hillel Rd., Ramat Gan 52506, Israel. The business address of each of Norstar Israel Ltd., Norstar Israel Holdings Ltd., and Norstar Underwriting (1994) Ltd. is 1 Hashalom Road, Tel-Aviv, Israel 67892. The business address of Mr. Katzman is 1696 NE Miami Gardens Drive, North Miami Beach, FL 33179.

(c) The principal business of the Norstar Group is the holding of the Issuer’s shares. Norstar Holdings Inc. is a public company traded on the Tel-Aviv Stock Exchange (TASE) under the ticker symbol “NSTR”. The Norstar Group is the majority shareholder of the Issuer. In addition, Norstar Group holds shares in Ormat Industries Ltd., a publicly-traded Israeli company listed on the TASE, and has other non-material holdings in publicly-traded companies. Chaim Katzman is the Chairman of the Board of Norstar Holdings Inc. and Chairman of the Board of the Issuer, and he is also a board member of each of Norstar Israel Ltd. and Norstar Israel Holdings Ltd.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See (a) in this section.

Issuer is traded on the TASE under the ticker symbol “GLOB” and on the New York Stock Exchange (NYSE) under the ticker symbol “GZT”. Approximately 56.4% of Issuer’s ordinary shares (the “Ordinary Shares”) are owned directly by the Norstar Group. Chaim Katzman, Chairman of the Board of Directors of Issuer, controls approximately 48.6% of the ordinary shares of Norstar Holdings Inc. and is

Chairman of the Board of Norstar Holdings Inc. In addition, Mr. Katzman beneficially owns approximately 0.1% of the ordinary shares of the Issuer directly. Accordingly, even though Issuer’s Board of Directors includes a majority of independent directors, Mr. Katzman may be deemed to control the Issuer.

The information required by Instruction C to Schedule 13D with respect to (a) the executive officers and directors of the Reporting Persons, (b) each person controlling the Reporting Persons and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons (collectively, the “Covered Persons”), is set forth below.

The name, residence or business address, present principal occupation and the name and address of any corporation or organization in which such employment is conducted and the citizenship of each of the Executive Officers and Directors are also set forth below.

Covered Persons with Respect to Norstar Holdings Inc.*

Name, Position with Norstar Holdings Inc. & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman, Chairman of the Board of Directors c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Chairman of the Board of Issuer	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	USA, Israel

Shulamit Rozen-Katzman MD; Vice-Chairman of the Board of Directors c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Medical Doctor	Shulamit Rozen-Katzman MD c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	USA, Israel

Dor J. Segal Director c/o First Capital Realty 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada	President and Chief Executive Officer of First Capital Realty Inc.	First Capital Realty Inc. 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada	USA, Israel

Juda Erlich; Director; 18, Herzfeld Street, Kiryat Ono, Israel	Independent Accountant	Juda Erlich 18, Herzfeld Street, Kiryat Ono, Israel	Israel

Itschak Friedman; Director	CEO, Starlims Technologies Corporation	Starlims Technologies Corporation 4000 Hollywood Blvd., Ste. 333 South Hollywood, FL 33021	USA, Israel

Shmuel Messenberg; Director; 15 Hefetz Mordechai Street, Petach Tikva, Israel	Business Consultant	Shmuel Messenberg 15 Hefetz Mordechai Street, Petach Tikva, Israel	Israel

Aviad (Adi) Armoni; Director; 19 Yehuda Hanasi Street, Tel Aviv, Israel	Dean of the Business School at The College of Management Academic Studies; Head of Graduate School of Business; Chairman, founder and owner of KBIS Ltd.;	A. Bina Consultancy and Management Ltd. 19 Yehuda Hanasi Street, Tel Aviv, Israel	Israel

Dina Ben-Ari; Director 3951 194 TR. Sunny Isles Florida 33160	Head of Friends of the IDF, Miami, Florida	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	USA, Israel

Gil Kotler; Controller c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Controller, Norstar Holdings Inc.	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Israel

Mia Stark; Chief Administrative Officer c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Chief Administrative Officer, Norstar Holdings Inc.	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Israel

Varda Zuntz; Company Secretary c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Company Secretary, Issuer	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel

*	See Item 5 below regarding Chaim Katzman’s control of Norstar Holdings Inc.

Covered Persons with Respect to Norstar Israel Ltd. and Norstar Israel Holdings Ltd.*

Name, Position with Norstar Israel Ltd. and Norstar Israel Holdings Ltd. & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman, Director** c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179

Dor J. Segal Director** c/o First Capital Realty 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada

Gil Kotler; Director** c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179

Varda Zuntz; Director** c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel

*	See Item 5 below regarding Norstar Holdings Inc.’s ownership of Norstar Israel Ltd. and Norstar Israel Holdings Ltd. and regarding Chaim Katzman’s control of Norstar Holdings Inc.
**	See information provided for Covered Persons for Norstar Holdings Inc.

Covered Persons with Respect to Norstar Underwriting (1994) Ltd.*

Name, Position with Norstar Underwriting (1994) Ltd. & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Dor J. Segal Director** c/o First Capital Realty 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada

Gil Kotler; Director** c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel

Varda Zuntz; Director** c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel

*	See Item 5 below regarding Norstar Holdings Inc.’s ownership of Norstar Underwriting (1994) Ltd. and Chaim Katzman’s control of Norstar Holdings Inc.
**	See information provided for Covered Persons for Norstar Holdings Inc.

Item 3. Source and Amount of Funds or Other Consideration

Norstar Israel Ltd. acquired an additional 2.5 million ordinary shares of the Issuer pursuant to its public offering in the United States, on December 14, 2011 (“IPO”), at the initial public offering price of $9 per share (without any underwriting discount). The source of the funds was working capital and from an existing revolving credit facility for up to 300 million New Israeli Shekels (NIS) with Bank Hapoalim in Israel that matures in May 2013.

Item 4. Purpose of Transaction

The Norstar Group, as majority shareholder in the Issuer, consistently participates in the Issuer’s offerings. The Norstar Group participated in the IPO because it believed it was a good investment opportunity that would benefit its shareholders. The Norstar Group also believed that its participation in the IPO would increase the chance of its success by giving comfort to other investors.

In addition, depending upon the factors mentioned above and other factors the Reporting Persons may deem relevant, the Reporting Persons may in the future take such other actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with management and/or the Board of Directors of the Issuer concerning opportunities that the Reporting Persons believe may exist to improve the business, operations, financial condition and strategic direction of the Issuer, communicating with other shareholders of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above and except as previously disclosed by the Issuer in the prospectus filed with the SEC pursuant to the IPO, namely that the Norstar Group has undertaken to vote in favor of proposals at the upcoming January 2012 Extraordinary General Meeting of the Issuer’s shareholders, including the proposed increase in the maximum number of directors to eleven, electing two new directors, imposing a minimum requirement of unaffiliated directors, implementing a modified classified Board structure, increasing the Issuer’s authorized share capital to 500,000,000 ordinary shares, lowering the majority required to amend the Issuer’s Articles of Association (other than to increase authorized share capital) from 75% to 60% of ordinary shares voting, and lowering the majority threshold needed to increase the authorized share capital under the Issuer’s Memorandum of Association from 75% to 50% of the voting rights present and voting, no Reporting Person, has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Norstar Group currently beneficially owns 92,915,571 ordinary shares of the Issuer, which represents 56.4% of the Issuer’s outstanding ordinary shares. The percentage of beneficial ownership of the Norstar Group, as reported in this Schedule 13D, was calculated by dividing (i) the total number of ordinary shares beneficially owned by the Norstar Group as of December 25, 2011 as set forth in this Schedule 13D, by 164,821,110 ordinary shares (which does not include treasury shares which do not contain voting rights) issued and outstanding as of December 25, 2011. Of the aforementioned share amount, Norstar Holdings Inc. holds 20,853,470 shares directly, its wholly-owned subsidiary Norstar Israel Ltd. holds 47,381,933 ordinary shares, whose wholly-owned subsidiaries, Norstar Israel Holdings Ltd. and Norstar Underwriting (1994) Ltd. also hold 24,345,507 ordinary shares and 334,661 ordinary shares, respectively.

As of December 25, 2011, Chaim Katzman, Chairman of the Issuer and Chairman of Norstar Holdings Inc., and board member of each of Norstar Israel Ltd. and Norstar Israel Holdings Ltd. , holds 29.25% of the outstanding shares of Norstar Holdings Inc., including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly; First U.S. Financial, LLC, or FUF, holds 19.3% of the outstanding shares of Norstar Holdings Inc.; Dor J. Segal, Executive Vice-Chairman of the Issuer and a Director in Norstar Holdings Inc., holds 9.2% of the outstanding shares of Norstar Holdings Inc. and Erica Ottosson (wife of Mr. Segal) holds 6.8% of the outstanding shares of Norstar Holdings Inc. Mr. Katzman was granted an irrevocable proxy by FUF to vote, at his discretion, the shares of Norstar Holdings Inc. held by FUF. FUF is owned by Mr. Katzman, including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly (51.4%); Erica Ottosson (22.6%); and Martin Klein (26%). In addition, Mr. Katzman was granted an irrevocable proxy by Erica Ottosson to vote her shares of FUF stock with respect to all matters at FUF shareholder meetings. During the past three years, the Norstar Group’s holdings of Issuer’s ordinary shares ranged from approximately 55% of its outstanding share capital to 69% of its outstanding share capital. Most of the shares held by the Norstar Group, not including those acquired pursuant to the IPO, are pledged to financial institutions in Israel to secure revolving credit facilities and/or to secure indebtedness of the Norstar Group. Mr. Segal holds 900,000 shares of the Issuer directly.

Mr. Katzman currently beneficially owns 93,116,520 ordinary shares (including the amount held by the Norstar Group disclosed in (a) above of this section) of the Issuer, which represents 56.5% of the Issuer’s outstanding ordinary shares. The percentage of beneficial ownership of Mr. Katzman, as reported in this Schedule 13D, was calculated by dividing (i) the total number of ordinary shares beneficially owned by Mr. Katzman as of December 25, 2011 as set forth in this Schedule 13D, by 164,821,110 ordinary shares (which does not include treasury shares which do not contain voting rights) issued and outstanding as of December 25, 2011.

(b) The Reporting Persons have shared power to vote or to direct the vote and dispose or direct the disposition of 92,915,571 ordinary shares. Mr. Katzman has sole power to vote or to direct the vote and dispose or direct the disposition of 200,949 ordinary shares.

(c) Norstar Israel Ltd. acquired an additional 2.5 million ordinary shares of the Issuer pursuant to the IPO, which closed on December 19, 2011, at the initial public offering price of $9 per share (without any underwriting discount). None of the other Reporting Persons has effected any transactions in the shares of Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

At Issuer’s Extraordinary General Meeting to be held in January 2012, Issuer is seeking the approval of its shareholders to enter into a registration rights agreement with the Norstar Group. Pursuant to this registration rights agreement, the Norstar Group will have the right to demand shelf registrations, which may be underwritten. The Norstar Group will also have the right to demand up to two non-shelf registrations. The demand rights may be exercised at any time, subject to applicable lock-up agreements relating to the IPO and certain other restrictions.

Pursuant to such demand registration rights, the Issuer will be required to register with the SEC the sale to the public of its ordinary shares owned by the Norstar Group. Any demand for registration may only be made if the shares requested to be sold by the Norstar Group in such offering have an aggregate market value (based on the most recent closing price of the ordinary shares at the time of the demand) of at least the lesser of (i) U.S. $30 million or (ii) the value of all shares held by the Norstar Group. In addition, in the event the Issuer is registering additional ordinary shares for sale to the public, the Norstar Group will have “piggyback” registration rights providing it the right to have Issuer include the ordinary shares owned by it in any such registration. The Norstar Group’s right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in such offering.

In addition, as noted in Item 5 above, the Norstar Group has pledged 67,074,692 shares of the Issuer to financial institutions in Israel to secure revolving credit facilities and 4,896,478 shares of the Issuer to secure outstanding debentures in Israel.

Item 7. Material to Be Filed as Exhibits

Exhibit 1.	Joint Filing Agreement, by and among the Reporting Persons, dated December 25, 2011.

Exhibit 2.	Bank Hapoalim Ltd. Credit Facility Letter from Norstar Israel Ltd. (f/k/a Gazit Israel Ltd.), dated May 24, 2010. (English Translation from original Hebrew Document)

Exhibit 3.	Amendment No. 1 to Bank Hapoalim Ltd. Credit Facility Letter from Norstar Israel Ltd. (f/k/a Gazit Israel Ltd) of May 24, 2010, dated July 26, 2010. (English Translation from original Hebrew Document)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 25, 2011

Chaim Katzman

By:	/s/ Chaim Katzman
Name:

Norstar Holdings Inc.

By:	/s/ Eran Ballan
Name: Eran Ballan
Title: Authorized Signatory

By:	/s/ Varda Zuntz
Name: Varda Zuntz
Title: Authorized Signatory

Norstar Israel Ltd.

By:	/s/ Eran Ballan
Name: Eran Ballan
Title: Authorized Signatory

By:	/s/ Varda Zuntz
Name: Varda Zuntz
Title: Authorized Signatory

Norstar Israel Holdings Ltd.

By:	/s/ Eran Ballan
Name: Eran Ballan
Title: Authorized Signatory

By:	/s/ Varda Zuntz
Name: Varda Zuntz
Title: Authorized Signatory

Norstar Underwriting (1994) Ltd.

By:	/s/ Eran Ballan
Name: Eran Ballan
Title: Authorized Signatory

By:	/s/ Varda Zuntz
Name: Varda Zuntz
Title: Authorized Signatory